  Exhibit 99.1

High Tide Closes the Second Tranche in Its Acquisition of Choom, Adding Established Retail Store in Niagara Falls, Ontario

Closing Completes High Tide's Nine Store Acquisition of Choom

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, Sept. 1, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that further to its press releases dated July 7, 2022 and August 4, 2022, the Company has completed its acquisition (the "Acquisition"), through Companies' Creditors Arrangement Act ("CCAA") Proceedings, of the final retail cannabis location (the "Store") out of the nine store portfolio for CAD$1.1 Million (the "Transaction"). The Store is located at 7555 Montrose Road in Niagara Falls, Ontario, and is situated in Niagara Square, an outlet mall anchored by numerous national big box and discount retailers.

For the three months ended April 30, 2022, collectively, the Store, along with the eight Choom locations that were previously acquired by High Tide, generated annualized revenue of CAD$10.2 million and annualized Adjusted EBITDA of CAD$1.3 million. The purchase price (inclusive of all nine Choom locations) represents 3.8x annualized Adjusted EBITDA for the three months ended April 30, 2022.

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of a binding agreement dated June 28, 2022 ("Acquisition Agreement"). High Tide acquired the Store, including inventory, for CAD$1.1 Million, for approximately $300,000 in cash and by issuing 364,185 common shares of High Tide (each a "High Tide Share") at a deemed price of $2.3375 per High Tide Share. Pursuant to the Acquisition Agreement, 70% of the High Tide Shares issued are subject to a four month hold.

The closing of the Acquisition remains subject to final approval from the TSXV.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised retailer of recreational cannabis in Canada, with 140 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon UK, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the anticipated effects of the Acquisition on the business and operations of High Tide; the suitability of the locations of the Store; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value..

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); the continued suitability of the location of the Store, although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to pursue more retail acquisitions in the future, the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; the location of the Store no longer being a suitable location for continued operations for such store.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 01-SEP-22